UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)
Date: April 8, 2010
	By:	/S/ ALEXANDER Y. TORBAKHOV
	Name:	Alexander Y. Torbakhov
	Title:	General Director

FOR IMMEDIATE RELEASE

VIMPELCOM FILES FORM 20-F FOR FY2009

WITH U.S. SECURITIES AND EXCHANGE COMMISSION

Moscow and New York (April 8, 2010) — Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), today filed its Annual Report on Form 20-F for its fiscal year ended December 31, 2009 (the “Form 20-F”) with the U.S. Securities and Exchange Commission. The report will be available at http://www.vimpelcom.com/investor/form20f.wbp tomorrow, April 9, 2010.

Shareholders may request a hard copy of the Form 20-F, including VimpelCom’s complete audited financial statements for its fiscal year ended December 31, 2009, free of charge by contacting VimpelCom’s Investor Relations at Investor_Relations@vimpelcom.com.

The VimpelCom Group consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia, as well as in Vietnam and Cambodia. The VimpelCom Group has licenses to operate in territories with a total population of about 340 million. The Group companies provide services under the “Beeline” brand. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADRs are listed on the NYSE under the symbol “VIP”.

For more information, please contact:

Alexey Subbotin

VimpelCom

Tel: 7(495) 910-5977

Investor_Relations@vimpelcom.com